Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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(Print or type responses)
1. Name and Address of Reporting Person* Silvernail, Shannon M. (Last) (First) (Middle) 195 Barrington Hall Drive (Street) Macon GA 31220 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) 12/29/00		4. Issuer Name and Ticker or Trading Symbol Krispy Kreme Doughnuts, Inc. (KKD)
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director ___ 10% Owner ___ Officer (give X (1) Other (specify title below) below)		6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
Table I -- Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	136,180(2)	D
Common Stock	153,240(2)	I	(3)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

  If the Form is filed by more than one person, see Instruction 5(b)(v).

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Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:
(1)	The reporting person is a member of a Section 13d group that owns more than 10% of the Issuer’s outstanding common stock.
(2)	Amount of securities does not reflect 2:1 stock splits that occurred on March 19, 2001 and June 14, 2001.
(3)	Held by McAleer Investments Limited Partnership, a limited partnership of which the reporting person is a general partner.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Shannon M. Silvernail Shannon M. Silvernail	12/17/01 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.
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